Exhibit 3.1

RESOLUTION OF

THE BOARD OF DIRECTORS

OF BANCFIRST CORPORATION

WHEREAS, the Board of Directors has determined that it is advisable and in the best interests of the Company that the Bylaws be amended to provide that the vote required for contested elections of directors be based upon a plurality of the shares voting on the election;

NOW, THEREFORE, BE IT RESOLVED, that Article II, Section 4 of the Company’s Bylaws be amended to read in its entirety as follows:

Section 4. At each meeting of the shareholders, every shareholder having the right to vote shall be entitled to vote in person, or by proxy appointed by an instrument in writing subscribed by such shareholder and bearing a date not more than eleven (11) months prior to the date of exercise of said proxy, unless said instrument provides for a longer period, not to exceed seven (7) years, which instrument shall be filed with the secretary of the corporation at or before the meeting. Unless demanded by a shareholder, proxy or other person entitled to vote at the meeting, no vote need be by ballot, and voting need not be conducted by inspectors. Subject to the provisions of Article III, Section 4, herein, nominees for election as directors must receive a “for” vote of the majority of the shares voting on the election; provided, however, that if, as of the tenth (10th) day preceding the date the corporation first transmits its notice of meeting for such meeting to the stockholders of the corporation, or at any time thereafter, the number of nominees exceeds the number of directors to be elected (a “contested election”), the directors shall be elected by a “for” vote of a plurality of the shares voting on the election. All other proposals shall be decided by a majority vote of the shares outstanding and entitled to vote at such meeting, unless otherwise provided by law.

AND, BE IT RESOLVED, that Article III, Section 4(b) of the Company’s Bylaws be amended to read in its entirety as follows:

(b) In the event an incumbent director, whether one or more, or any nominee standing for election to a vacant seat on the Board of Directors, fails to receive the number of votes required for their election, that individual shall not be elected to the Board of Directors, and shall not serve for the ensuing term.

FURTHER RESOLVED, that the Amended and Restated Bylaws of the Company be revised to include the amended Sections, as presented above.